EXHIBIT 12
Regions Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(from continuing operations)
(Unaudited)

	Three Months Ended March 31
	2013	2012
	(Dollars in millions)
Excluding Interest on Deposits
Income from continuing operations before income taxes	$447	$321
Fixed charges excluding preferred stock dividends and accretion	84	98
Income for computation excluding interest on deposits	531	419
Interest expense excluding interest on deposits	71	82
One-third of rent expense	13	16
Preferred stock dividends and accretion	8	54
Fixed charges including preferred stock dividends and accretion	92	152
Ratio of earnings to fixed charges, excluding interest on deposits	5.77x	2.76x
Including Interest on Deposits
Income from continuing operations before income taxes	$447	$321
Fixed charges excluding preferred stock dividends and accretion	126	186
Income for computation including interest on deposits	573	507
Interest expense including interest on deposits	113	170
One-third of rent expense	13	16
Preferred stock dividends and accretion	8	54
Fixed charges including preferred stock dividends and accretion	134	240
Ratio of earnings to fixed charges, including interest on deposits	4.28x	2.11x